Filed pursuant to General Instruction II.L of Form F-10
File No. 333-275312

The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 6, 2023

PRELIMINARY PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 3, 2023

New Issue

November 6, 2023

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 3, 2023)

CRESCENT POINT ENERGY CORP.

$500,000,000

● Common Shares

$● per Common Share

This Prospectus Supplement qualifies the distribution of ● common shares (the “Offered Shares”) of Crescent Point Energy Corp. (“Crescent Point”, the “Corporation” or “we”) at a price of $● per Offered Share (the “Offering Price”) being offered to the public through the Underwriters (as defined herein) for aggregate gross proceeds of $500,000,000 (the “Offering”). See “Plan of Distribution”.

The common shares of Crescent Point (the “Common Shares”) are listed and posted for trading on both the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “CPG”. On November 3, 2023, the last complete trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and NYSE was $11.20 and US$8.20, respectively.

THESE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under the multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein by reference have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to financial statements of United States companies. See “About this Prospectus Supplement and the Accompanying Prospectus”.

Prospective investors should be aware that the acquisition of the Offered Shares described herein may have tax consequences both in the United States and Canada. This Prospectus Supplement may not describe these tax consequences fully. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of Alberta, that all of Crescent Point’s officers and most of Crescent Point’s directors are residents of Canada, that some or all of the Underwriters (as defined herein) or the experts named in this Prospectus Supplement are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outstanding the United States. See “Enforceability of Civil Liabilities” in the Prospectus.

Investing in the Offered Shares involves certain risks that should be considered by a prospective purchaser. See “Risk Factors” along with the risk factors described in the Prospectus and in the documents incorporated by reference herein and therein.

The Offering Price and other terms of the Offering were determined by negotiations between Crescent Point, BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. (collectively, the “Underwriters”).

	Price to the Public		Underwriters’ Fee (1)		Net Proceeds to the Corporation(2)
Per Offered Share	$	●	$	●	$	●
Total(3)		$500,000,000	$	●	$	●

Notes:

(1)

The Underwriters’ fee is equal to ●% of the gross process of the Offering (the “Underwriters’ Fee”). The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Plan of Distribution”.

(2)	Before deducting expenses of the Offering estimated at $1,000,000, which will be paid from the general funds of the Corporation.

(3)

The Corporation has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional ● Common Shares on the same terms and conditions as the Offering, exercisable in whole or in part, at the sole discretion of the Underwriters, at any time and from time to time until and including 30 days after the date of closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. See “Plan of Distribution”. In respect of the Over-Allotment Option, the Corporation will pay to the Underwriters a fee equal to ●% of the gross process realized on the exercise of the Over-Allotment Option, or $● per Common Share issued upon the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Offering, Underwriters’ Fee and net proceeds to the Corporation (before deducting expenses of the total Offering) will be $575,000,000, $● and $●, respectively. This Prospectus Supplement qualifies the distribution of the Common Shares issuable on the exercise of the Over-Allotment Option and a purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position, if applicable, acquires those Common Shares under this Prospectus Supplement, regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”. Where the context requires, references to the “Offering” and “Offered Shares” include the Over-Allotment Option and the Common Shares issuable upon exercise thereof. See “Plan of Distribution”.

The following table sets forth the number of Offered Shares that may be issued by the Corporation pursuant to the Over-Allotment Option:

Underwriters’ Position	Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	● Offered Shares	Exercisable at any time until and including the date that is 30 days following the Closing Date	$● per Offered Share

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions of the underwriting agreement between the Corporation and the Underwriters dated November ●, 2023 (the “Underwriting Agreement”), and subject to the approval of certain legal matters relating to the qualification for distribution of the Offered Shares on behalf of the Corporation by Norton Rose Fulbright Canada LLP, the Corporation’s Canadian counsel, and on behalf of the Underwriters by McCarthy Tétrault LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Underwriters’ Canadian and U.S. counsel respectively. See “Plan of Distribution”.

Closing of the Offering is expected to occur on or about November ●, 2023 or such later date not later than ●, 2023, as the Corporation and the Underwriters may agree (the “Closing Date”).

Subscriptions for the Offered Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares at prices lower than the Offering Price. Any such reduction will not affect the proceeds received by the Corporation. See “Plan of Distribution”.

On November 6, 2023, Crescent Point entered into an arrangement agreement to acquire all of the issued and outstanding shares of Hammerhead Energy Inc. (“Hammerhead”), a public oil and gas company listed on the TSX and Nasdaq Stock Market (“NASDAQ”), for a total purchase price of $2.55 billion (including approximately $455 million in net debt), comprised of approximately $1.5 billion in cash and approximately $548 million of Common Shares, subject to customary conditions (the “Acquisition”). See “The Acquisition” for more information.

The Corporation expects to use the net proceeds from the Offering, together with funds drawn on its existing Credit Facilities (as defined herein) and a new three-year $750 million term loan facility (the “Acquisition Facility”) to be entered into, to finance the cash portion of the purchase price for the Acquisition and to pay related fees and expenses of the Offering and the Acquisition. The Offering is not contingent upon the completion of the Acquisition. As such, in the event that the Acquisition is not completed, the Corporation will use the net proceeds from the Offering for purposes other than for the Acquisition, including to reduce its existing indebtedness, finance future growth opportunities including acquisitions, finance its capital expenditures or for other general corporate purposes. See “The Acquisition” and “Use of Proceeds”.

The Offered Shares will generally be qualified investments under the Income Tax Act (Canada) (the “Tax Act”). See “Eligibility for Investment”.

Each of the Underwriters is, directly or indirectly, an affiliate of a lender to the Corporation under the Corporation’s $2.76 billion combined revolving bank credit facilities (collectively, the “Credit Facilities”). Affiliates of each of the Underwriters have also agreed to co-underwrite the Acquisition Facility. In addition, the Underwriters have each acted as financial advisors to Crescent Point in connection with the Acquisition. Consequently, the Corporation may be considered to be a “connected issuer” of each of the Underwriters within the meaning of applicable Canadian securities laws. See “Plan of Distribution” and “Relationship Between the Corporation and Certain Underwriters”.

James E. Craddock is a director of the Corporation who resides outside of Canada and has appointed the following agent for service of process:

Name and Address of Agent Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue SW, Calgary, AB T2P 1G1

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

The head and principal office of the Corporation is located at Suite 2000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1 and the registered office is located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the material terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information. Capitalized terms used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

Prospective purchasers should rely only on the information contained in this Prospectus Supplement, the Prospectus, and the documents incorporated by reference herein and therein. Crescent Point and the Underwriters have not authorized anyone to provide you with any different or additional information from that contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. The Corporation and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Underwriters are not making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this Prospectus Supplement or the Prospectus, or any documents incorporated by reference herein or therein, is accurate as of any date other than the date on the front of those documents as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.

In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all references to the “Corporation”, “Crescent Point”, “we”, “us” and “our” mean Crescent Point Energy Corp. and its subsidiaries and other entities owned or controlled, directly or indirectly, by Crescent Point Energy Corp.

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus has been prepared in accordance with IFRS, and all dollar amounts are expressed in Canadian dollars, and references to “dollars”, “$” or “CDN$” are to Canadian dollars and all references to “US$” are to United States dollars. The noon rate on November 3, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was $1.00 to US$ 0.7308.

Information on or connected to our website, even if referred to in a document incorporated by reference herein, is not, and should not be considered to be, a part of this Prospectus Supplement or the Prospectus.

U.S. REGISTRATION STATEMENT

This Prospectus Supplement and the accompanying Prospectus are part of a registration statement on Form F-10 (the “Registration Statement”) that Crescent Point has filed with the SEC under the Securities Act of 1933, as amended (the “1933 Act”). This Prospectus Supplement describes the specific details regarding the Offering, including the number of Offered Shares, the Offering Price and the manner in which the offer and sale of the Offered Shares may be completed by the Underwriters. The Prospectus provides more general information about the Corporation, some of which may not apply to the Offering.

The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and applicable Canadian securities laws and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies.

This Prospectus Supplement and the Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement and the Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov. You may refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Securities.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada and with the SEC. Copies of the documents incorporated by reference into this Prospectus Supplement and the Prospectus may be obtained on request without charge from the Senior Vice President, General Counsel and Corporate Secretary of Crescent Point at Suite 2000, 585 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1G1, Telephone (403) 693-0020.

These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”), which can be accessed at www.sedarplus.ca and www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details. See “Documents Incorporated by Reference” in the Prospectus. As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC are also specifically incorporated by reference into and form an integral part of this Prospectus Supplement:

(a)	the Corporation’s annual information form dated March 1, 2023 for the year ended December 31, 2022 (the “AIF”);

(b)	the audited consolidated balance sheets of the Corporation as at December 31, 2022 and 2021 and the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, together with the notes thereto and the auditors’ report thereon (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of the Corporation for the year ended December 31, 2022 (the “Annual MD&A”);

(d)	the unaudited interim comparative consolidated financial statements of the Corporation as at and for the three and nine month periods ended September 30, 2023 (the “Interim Financial Statements”);

(e)	management’s discussion and analysis of the Corporation as at and for the three and nine month periods ended September 30, 2023 (the “Interim MD&A”);

(f)	the information circular – proxy statement of the Corporation dated April 6, 2023 with respect to the annual meeting of the shareholders of the Corporation held on May 18, 2023;

(g)	our material change report dated April 6, 2023 in connection with the asset sale agreement entered into by the Corporation’s wholly-owned partnership, Crescent Point Resources Partnership (the “Partnership”), with Spartan Delta Corp. (“Spartan”) pursuant to which the Partnership acquired Spartan’s Montney assets in Alberta for total consideration of approximately $1.7 billion, subject to customary adjustments;

(h)	our material change report dated September 1, 2023 in connection with the purchase and sale agreement entered into by the Corporation’s wholly-owned subsidiary, Crescent Point Energy U.S. Corp. (“CPEUS”), with a private operator pursuant to which CPEUS sold its North Dakota assets in their entirety for total cash consideration of approximately $675 million, subject to customary adjustments (the “North Dakota Sale”);

(i)	Supplemental Disclosures about Extractive Activities – Oil and Gas as at December 31, 2022;

(j)	the template version (as such term is defined in National Instrument 41-101 General Prospectus Requirements) of the term sheet dated November ●, 2023 (the “Term Sheet”) prepared for potential investors in connection with the Offering; and

(k)	the template version of the presentation entitled “Strategic Montney Consolidation Transaction” utilized in connection with the Offering, dated and filed on SEDAR+ on November 6, 2023 (the “Presentation”).

Subsequent to the year ended December 31, 2022 and in connection with the North Dakota Sale, Crescent Point classified its U.S. operations as discontinued operations, as disclosed in the Interim Financial Statements and discussed in the Interim MD&A.

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators, including any documents of the type referred to above (other than confidential material change reports) and business acquisition reports we subsequently file with any securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement. These documents are available through the internet on SEDAR+. In addition, for the purposes of United States securities laws, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case after the date of this Prospectus Supplement, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Registration Statement of which this Prospectus Supplement forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary in order to make a statement not misleading in light of the circumstances under which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are utilized by the Underwriters in connection with the Offering, consisting of the Term Sheet and the Presentation, are not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed after the date of this Prospectus Supplement and before the termination of the distribution of the Offered Shares (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated into this Prospectus Supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein include certain statements that constitute “forward-looking statements” within the meaning of section 27A of the 1933 Act, section 21E of the Exchange Act and the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” for the purposes of Canadian securities regulations (collectively, “forward-looking statements”). All forward-looking statements are based on our beliefs and assumptions based on information available at the time the assumption was made. Crescent Point has tried to identify such forward-looking statements by use of such words as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may”, “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Crescent Point believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this Prospectus Supplement, the Prospectus or as of the date specified in the documents incorporated by reference in this Prospectus Supplement or the Prospectus.

In particular, the Prospectus and this Prospectus Supplement contain forward-looking statements pertaining, among other things, to the following:

●	the completion of the Offering and the timing thereof;

●	the funding for the cash portion of the purchase price for the Acquisition and other use of proceeds from the Offering;

●	the completion and closing of the Acquisition and the timing thereof;

●	the anticipated benefits of the Acquisition, including the expected addition to Crescent Point’s oil and gas reserves, production, drilling inventory facilities, infrastructure and lands;

●	significant operational synergies related to drilling and completion design, shared infrastructure, well-pad development and supply chain management; the accretive value of the Acquisition; and the increase to Crescent Point’s quarterly dividend;

●	expected commodity prices; and

●	the expected terms of the Lock-up Agreements (as defined herein).

Information in this Prospectus Supplement relating to estimates of the Corporation’s expected future production and other information under “The Acquisition—Expected Benefits of the Acquisition” and “—Pro Forma 2024 Outlook” may be considered “financial outlook” or “future-oriented financial information” (collectively, “future-oriented financial information”) for the purposes of Canadian securities regulations. Such future-oriented financial information has been approved by Crescent Point’s management as of the date of this Prospectus Supplement and has been included in the Prospectus Supplement for the purpose of providing prospective purchasers of the Offered Shares with information about management’s current expectations and plans relating to the future. However, readers are cautioned that reliance on such information for other purposes may not be appropriate.

By their nature, such forward-looking statements and future-oriented financial information are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks and assumptions discussed in our documents incorporated or deemed to be incorporated by reference.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point’s control. Such risks and uncertainties include, but are not limited to: failure to complete the Offering; failure to complete the Acquisition in accordance with the material terms of the Arrangement Agreement (as defined herein) or at all; failure to obtain any of the approvals required for the Acquisition; failure to close the Acquisition Facility; unforeseen difficulties in integrating the business, operations or assets of Hammerhead into Crescent Point’s business and operations; failure to realize any of the anticipated benefits of the Acquisition; unexpected costs or liabilities associated with the Acquisition; increased litigation or negative public perception as a result of the Acquisition; increased indebtedness of the Corporation; the anticipated effect of the Acquisition on the consolidated capitalization of the Corporation; the inaccuracy of any material information provided by Hammerhead in respect of itself; financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events and climate change; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine and conflicts in the Middle East; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on health and safety, demand for oil and gas, and the supply chain; and other factors, many of which are outside the control of Crescent Point, including those listed under “Risk Factors” in this Prospectus Supplement, “Risk Factors” in the Prospectus and “Risk Factors” in our AIF incorporated by reference in this Prospectus Supplement and the Prospectus. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as each of these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in the AIF on file with Canadian and U.S. securities regulatory authorities as well as our Annual Report on Form 40-F and Annual MD&A. Prospective purchasers are cautioned not to place undue reliance on the forward-looking information, which is given as of the date it is expressed in this Prospectus Supplement (or, in the case of a document incorporated by reference, the date of such document incorporated by reference). We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Corporation’s behalf are expressly qualified in their entirety by these cautionary statements.

This cautionary statement qualifies all forward-looking information contained in this Prospectus Supplement, the Prospectus or incorporated by reference therein.

SPECIFIED FINANCIAL MEASURES

This Prospectus Supplement, including the documents incorporated by reference herein, contain references to non-IFRS and other financial measures, including the terms “total operating netback”, “total netback”, “operating netback”, “netback”, “operating netback from discontinued operations”, “netback from discontinued operations”, “base dividends”, “total return of capital”, “adjusted funds flow from operations”, “adjusted funds flow from continuing operations”, “adjusted funds flow from discontinued operations”, “excess cash flow”, “discretionary excess cash flow”, “adjusted working capital (surplus) deficiency”, “net debt”, “enterprise value”, “net debt to adjusted funds flow from operations”, “net debt as a percentage of enterprise value”, “adjusted net earnings from operations”, “adjusted net earnings from continuing operations”, “adjusted net earnings from continuing operations per share – diluted”, “adjusted net earnings from discontinued operations”, “adjusted net earnings from discontinued operations per share – diluted”, “adjusted net earnings from operations per share” and “adjusted net earnings from operations per share – diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

These terms are defined in the Interim MD&A and, in respect of the Corporation, are reconciled to their most directly comparable financial measures under IFRS for the three and nine month periods ended September 30, 2023. For all prior periods, these measures are reconciled to their most directly comparable financial measures under IFRS for the respective year. All such reconciliations in respect of the Corporation are in the “Specified Financial Measures” section of the Interim MD&A, which is available on Crescent Point’s SEDAR+ profile at www.sedarplus.ca and www.sec.gov, and each such reconciliation is incorporated by reference herein.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

PRESENTATION OF OIL AND GAS INFORMATION

General

Unless otherwise stated, all of the reserves information contained or incorporated by reference in this Prospectus Supplement has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), adopted by the Canadian securities regulatory authorities, and the reserves definitions contained in the Canadian Securities Administrators Staff Notice 51-324 Revised Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities. Unless otherwise stated, all of the reserves and production information included or incorporated by reference in this Prospectus Supplement is on “gross” basis, which represents working interest share before deduction of royalties and without including any royalty interests of the Corporation. See “Special Note Regarding Reserves Disclosure” in the Prospectus. For additional information regarding the presentation of Crescent Point’s reserves and other oil and gas information, see the section entitled “Statement of Reserves Data and Other Oil and Gas Information” in our AIF.

The determination of oil and gas reserves and future revenue and cash flow attributed to such reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved and probable reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery. The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Corporation’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

All estimates of future revenue in this Prospectus Supplement and in the documents incorporated herein by reference are, unless otherwise noted, after the deduction of royalties, development costs, production costs and well abandonment costs but before deduction of future income tax expenses and before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenues contained in this Prospectus Supplement and in the documents incorporated herein by reference do not represent the fair market value of the applicable reserves.

Additional Advisories

Drilling Locations

This Prospectus Supplement references more than 20 years of premium drilling locations in the Corporation’s corporate inventory, including booked and unbooked locations. Drilling locations exclude wells that are currently being drilled or have been drilled and are awaiting completion. Drilling locations are disclosed in two categories: (i) net booked proved plus probable (“2P”) locations; and (ii) unbooked locations. Of the 800 drilling locations of Hammerhead identified herein, 252 are net booked 2P locations and 548 are unbooked locations, as assigned by independent evaluator McDaniel & Associates Consultants Ltd. (“McDaniel”) in its reserves report in respect of Hammerhead Assets (as defined herein) dated effective November 1, 2023. Unbooked future drilling locations are not associated with any reserves or contingent resources and have been identified by the Corporation and have not been audited by independent qualified reserves evaluators. Unbooked locations have been identified by Crescent Point’s management as an estimation of Crescent Point’s multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Crescent Point will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves or production. The drilling locations on which Crescent Point actually drill wells will ultimately depend upon a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes. Expected well performance comes from analyzing historical well productivity within the geographic area outlined on the respective slides. The expected well is an average of our future planned inventory.

Where applicable, a barrels of oil equivalent (“boe”) conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

Abbreviations

In this Prospectus Supplement, the following abbreviations have the meanings set forth below:

bbl	barrel
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
MMboe	one million barrels of oil equivalent
NGLs	natural gas liquids

THE ACQUISITION

Overview

On November 6, 2023, Crescent Point entered into an arrangement agreement (the “Arrangement Agreement”) providing for the acquisition of all of the issued and outstanding shares of Hammerhead Energy Inc. (“Hammerhead”), a public oil and gas company listed on the TSX and NASDAQ, by way of an arrangement under the Business Corporations Act (Alberta). Pursuant to the Arrangement Agreement, Crescent Point has agreed to acquire Hammerhead for a total purchase price of $2.55 billion, including approximately $455 million in net debt. Crescent Point will pay shareholders of Hammerhead (the “Hammerhead Shareholders”) $21.00 (the “Purchase Price”) per fully diluted common share of Hammerhead (the “Hammerhead Shares”). The Purchase Price will be paid by way of (i) cash consideration of $15.50 (the “Cash Consideration”) and (ii) the issuance of $5.50 of Common Shares of Crescent Point (the “Acquisition Shares”). The number of Acquisition Shares to be issued will be calculated based on the Offering Price.

The total Cash Consideration will be approximately $1.5 billion and the total Acquisition Shares consideration will be approximately $548 million. Upon completion of the Offering (assuming the Over-Allotment Option is not exercised) and the Acquisition, the Acquisition Shares will represent approximately ●% of Crescent Point’s issued and outstanding Common Shares. Riverstone V REL Hammerhead B.V., REL Hammerhead B.V., Riverstone V CIOC LP, Riverstone V Investment Management Cooperatief U.A., R5 HHR FS Holdings LLC and Decarbonization Plus Acquisition Sponsor IV LLC (collectively, the “Riverstone Entities”), who collectively own or control approximately 82% of the outstanding Hammerhead Shares, will own approximately seven percent of Crescent Point’s issued and outstanding Common Shares upon the completion of the Acquisition (the “Acquisition Closing”). See “The Acquisition—Summary of the Arrangement Agreement and the Lock-Up Agreement”.

Concurrent with the execution of the Arrangement Agreement, holders of approximately 82% of the issued and outstanding Hammerhead Shares entered into voting support agreements with Crescent Point pursuant to which they have agreed to vote their Hammerhead Shares in favour of the shareholders’ resolution approving the Acquisition and against any alternative or competing transaction.

The Acquisition Closing is subject to customary conditions for transactions of this nature, including, among other things, approval of the Acquisition by: (a) the Court of King’s Bench of Alberta (the “Court”); (b) the Hammerhead Shareholders, in the manner required under the Arrangement Agreement and by the Court; (c) the TSX and the NYSE; and (d) the Commissioner of Competition pursuant to the Competition Act (Canada). Crescent Point expects the Acquisition Closing to occur in December of 2023.

Crescent Point expects to fund the total Cash Consideration and expenses related to the Offering and the Acquisition with: (i) the net proceeds of the Offering; (ii) $750 million advanced under the Acquisition Facility; and (iii) funds available under Crescent Point’s existing Credit Facilities. See “The Acquisition—Financing of the Acquisition” and “Consolidated Capitalization”.

The Offering is not contingent upon the completion of the Acquisition. Accordingly, by purchasing the Offered Shares, purchasers are investing in Crescent Point on a stand-alone basis and recognize that Crescent Point may not complete the Acquisition or realize the benefits expected from the completion thereof. See “Risk Factors—Risks Related to the Acquisition”.

The issuance of the Acquisition Shares in satisfaction of the Purchase Price is subject to approval by the TSX and the NYSE.

The Acquisition is not a “significant acquisition” under applicable Canadian securities laws.

Expected Benefits of the Acquisition

Crescent Point believes that the Acquisition will provide the following principal benefits to the Corporation:

●	the Acquisition will allow Crescent Point to establish a dominant position in the Alberta Montney with control of approximately 350,000 net acres of contiguous land in the volatile oil fairway, including its current ownership in the area. This Acquisition will add approximately 105,000 net acres with Montney rights directly adjacent to Crescent Point’s existing Alberta Montney assets at Gold Creek and Karr. The acquired lands are primarily Crown with a favourable royalty rate and a high average working interest of primarily 100 percent with limited expiry concerns. The acquired lands have attractive geological characteristics with significant net pay, similar to Crescent Point’s Gold Creek assets, and higher than normal pressure. Crescent Point expects to be able to drive significant operational synergies across the combined asset base with respect to drilling and completion design, shared infrastructure, well-pad development continuity and supply chain management efficiencies;

●

the Acquisition will add an expected approximately 800 net Montney drilling locations to Crescent Point’s premium drilling inventory, which, following the Acquisition Closing, is estimated to exceed 20 years on a pro forma basis, providing an attractive organic growth profile;

●

the Acquisition will enhance the Corporation’s ownership of significant infrastructure within the Alberta Montney play, including oil batteries, compressors, water disposal and gathering lines to third party processing plants, providing capacity to allow for future production growth from the Hammerhead Assets from approximately 56,000 boe/d (50% oil and liquids) expected in 2024 to over an estimated 80,000 boe/d expected within the Corporation’s five-year business plan;

●	the Acquisition will increase Crescent Point’s total pro forma production to over 200,000 boe/d, making it the seventh largest exploration and production company by volume in Canada. The additional lands are also expected to make the Corporation the largest owner of land in the volatile oil fairway in the Alberta Montney, in addition to the Corporation already controlling the largest land position in the Kaybob Duvernay; and

●	the Acquisition is expected to be accretive to Crescent Point’s 2024 metrics, including adjusted funds flow and excess cash flow per share. Over the Corporation’s five-year business plan, the Acquisition is expected to further strengthen Crescent Point’s excess cash flow and return of capital profile by over 15 percent per share, on average (assuming flat pricing of US$75/bbl WTI, $3.50/mcf AECO and US$/CDN $0.725 exchange rate during such 5-year period) and add an estimated $1.3 billion of tax pools.

Pro Forma 2024 Outlook

Based on the Corporation’s initial budgeting process and the Corporation’s current commodity price outlook for 2024, Crescent Point expected to generate annual average production of 145,000 to 151,000 boe/d in 2024 with development capital expenditures of $1.05 to $1.15 billion. Pro forma the Acquisition, assuming the completion of the Acquisition and based on the Corporation’s current commodity price outlook, Crescent Point’s revised 2024 preliminary guidance includes estimated annual production of 200,000 to 208,000 boe/d (65% oil and liquids) and development capital expenditures of $1.45 to $1.55 billion. This budget is expected to generate over $1.2 billion of excess cash flow at US$80/bbl WTI, $3.50/mcf AECO and a $0.73 US$/CDN$ exchange rate in 2024. Under the same commodity price assumptions, Crescent Point expects its net debt to adjusted funds flow from operations ratio to be approximately 1.1 times by year-end 2024.

Pro forma the Acquisition, Crescent Point has approximately 27% of its 2024 forecasted liquids production (net of royalties) hedged at a weighted average floor price of $100.38/bbl through swaps and collars. Of this hedged amount, approximately 21% provides participation up to $115.17/bbl. For natural gas, Crescent Point has approximately 23% of its 2024 forecasted natural gas production (net of royalties) hedged at a weighted average floor price of $3.89/GJ. Of this hedged amount, approximately 16% provides participation up to $5.52/GJ. Crescent Point’s natural gas hedges extend through 2025.

Summary of the Arrangement Agreement and the Lock-up Agreement

Arrangement Agreement

On November 6, 2023, Crescent Point and Hammerhead entered into the Arrangement Agreement to provide for the Acquisition. The Arrangement Agreement contains covenants, conditions and representations and warranties customary for statutory plan of arrangement transactions of this nature.

Under the Arrangement Agreement, each of Crescent Point and Hammerhead are required, among other things, to conduct their respective businesses in the ordinary course and are prohibited from making certain fundamental corporate changes during the period between the date the Arrangement Agreement was signed and the Acquisition Closing (the “Interim Period”). Additionally, Hammerhead has agreed to do certain things with respect to completing the plan of arrangement pursuant to the Business Corporations Act (Alberta) contemplated by the Arrangement Agreement, including applying to the Court for approval of the Acquisition, holding a meeting of the Hammerhead Shareholders to vote on the Acquisition, and obtaining TSX and NASDAQ approval for the Acquisition. Crescent Point and Hammerhead have agreed to jointly seek approval for the Acquisition under the Competition Act (Canada).

Hammerhead is also subject to non-solicitation covenants (the “Non-Solicitation Covenants”) that prohibit it from soliciting or otherwise facilitating any proposals, expression of interest, inquiry or offers (“Acquisition Proposal”) from third parties relating to one of the following: (i) the acquisition of 20% or more of the Hammerhead Shares (including securities convertible into or exercisable or exchangeable for Hammerhead Shares) or the shares of its subsidiaries, or 20% or more of the consolidated assets of Hammerhead and its subsidiaries (or consolidated assets of Hammerhead and its subsidiaries that contribute 20% or more of the consolidated revenue of Hammerhead and its subsidiaries), by way of any direct or indirect sale or disposition in a single transaction or a series of related transactions; (ii) any direct take-over bid, plan of arrangement, amalgamation, merger or otherwise that would result in a person or group of persons owning 20% or more of the Hammerhead Shares or any equity securities of any of its subsidiaries; or (iii) any other similar transaction or series of transactions involving Hammerhead or any of its subsidiaries, the completion of which would reasonably be expected to impede, interfere with, prevent or delay the Acquisition. However, the Arrangement Agreement provides that Hammerhead may, subject to the terms of the Non-Solicitation Covenants, accept any bona fide Acquisition Proposal that is a “Superior Proposal” (as defined therein).

The Arrangement Agreement contains representations and warranties from each of Hammerhead and Crescent Point, and their respective subsidiaries, respecting their respective existence, business and operations. Hammerhead has given more expansive representations and warranties than Crescent Point, since Hammerhead is the party being acquired, and while Hammerhead Shareholders will receive the Acquisition Shares as part of the consideration for their Hammerhead Shares, it is expected that holders of Hammerhead Shares will only hold, collectively, approximately nine percent of Crescent Point’s issued and outstanding Common Shares following the Acquisition Closing.

The Acquisition Closing is subject to certain conditions precedent contained in the Arrangement Agreement, including, among other things, approval of the Acquisition by: (a) the Court; (b) the Hammerhead Shareholders, in the manner required under the Arrangement Agreement and by the Court; (c) the TSX and the NYSE; and (d) the Commissioner of Competition pursuant to the Competition Act (Canada). Additionally, the Acquisition Closing is subject to certain key representations of each of Crescent Point and Hammerhead being true and correct as of the Acquisition Closing, and to there not having been a material adverse effect (as defined in the Arrangement Agreement) in respect of Crescent Point or Hammerhead during the Interim Period.

The Arrangement Agreement provides that it may be terminated, by Crescent Point or Hammerhead or either of them, upon the occurrence of one or more termination events as detailed therein. Upon the occurrence of such termination events, including Hammerhead accepting a Superior Proposal or breaching its Non-Solicitation Covenants, Crescent Point is entitled to a termination fee of $85 million payable by Hammerhead. In certain other, more limited instances of termination, including the failure to materially perform any of its covenants under the Arrangement Agreement, Hammerhead is entitled to a reciprocal termination fee of $85 million payable by Crescent Point.

Lock-up Agreements

Concurrently with the execution of the Arrangement Agreement, Crescent Point and the Riverstone Entities, which collectively hold approximately 82% of the Hammerhead Shares, entered into a voting support agreement that provides, among other things, that each Riverstone Entity will enter into a lock-up agreement (each, a “Lock-up Agreement”) with Crescent Point prior to the Acquisition Closing. The Lock-up Agreements will prohibit the Riverstone Entities from reselling any Acquisition Shares received by the Riverstone Entities on the Acquisition Closing, on the basis of (i) 50% of the Acquisition Shares so received until three months after the Acquisition Closing, and (ii) the remaining 50% of the Acquisition Shares so received until six months after the Acquisition Closing.

Description of the Acquisition

Description of Hammerhead and its Assets

General

Hammerhead is an oil and natural gas exploration, development and production company based in Calgary, Alberta. Hammerhead is a public company whose shares are listed on the TSX and the NASDAQ.

Hammerhead’s assets (the “Hammerhead Assets”) are primarily situated in the Deep Basin of West Central area of Alberta and encompass approximately 105,000 total net acres, with a large, contiguous land base in the Gold Creek and Karr areas. The Hammerhead Assets include significant infrastructure in the region, including oil batteries, compressors, water disposal and gathering lines to third party processing plants.

Summary of Oil and Gas Reserves

The reserves attributable to the Hammerhead Assets were independently evaluated for Crescent Point by McDaniel, an independent petroleum consulting firm, with an effective date of November 1, 2023 (the “McDaniel Report”). The McDaniel Report was prepared in accordance with NI 51-101 and the COGE Handbook.

The following sections and tables summarize, as at November 1, 2023, the reserves attributable to the Hammerhead Assets and the estimated net present values of future net revenues associated with such reserves, together with certain information, estimates and assumptions associated with such reserves estimates. The data contained in the tables is a summary of the evaluation and, as a result, the tables may contain slightly different numbers than the evaluation due to rounding.

It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The reserves estimates of NGLs and shale gas attributable to the Hammerhead Assets provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained in “Presentation of Oil and Gas Information” in this Prospectus Supplement in conjunction with the following tables and notes.

The following table sets forth the estimated gross company reserves volumes and net present value of future net revenue attributable to the Hammerhead Assets at November 1, 2023, using forecast price and cost cases, and are based upon 252 drilling locations that are booked as proved plus probable undeveloped locations of a potential, internally identified, 800 net drilling locations.

	Proved Developed Producing	Total Proved	Total Proved plus Probable
Reserves (MMboe - % liquids)	58.3 – 39%	172.0 – 44%	308.7 – 46%
Net Present Value ($million – 10% discount)	828.6	2,086.7	3,445.5

The estimated future net revenue to be derived from the production of reserves is based on average forecast pricing of McDaniel, GLJ Ltd. and Sproule Associates Limited and inflation rates and foreign exchange rates as at October 1, 2023.

Significant Factors or Uncertainties

Changes in future commodity prices relative to the forecasts described above could have a negative impact on the reserves attributable to the Hammerhead Assets and, in particular, on the development of undeveloped reserves, unless future development costs are adjusted in parallel. Other than the foregoing and the factors disclosed or described in the tables above, Crescent Point does not anticipate any other significant economic factors or other significant uncertainties which may affect any particular components of the reserves data disclosed above.

Debt and Other Significant Liabilities and Obligations

Hammerhead’s debt as of June 30, 2023 consisted of $276 million of bank debt and $82 million of term debt (collectively, “Hammerhead’s Debt”). Hammerhead’s net debt, which includes Hammerhead’s Debt, working capital deficiency and change of control, severance and other closing payments, at the Acquisition Closing is estimated to be approximately $455 million and will be paid out at the Acquisition Closing.

Financing of the Acquisition

Crescent Point intends to finance the Cash Consideration with: (i) the net proceeds of the Offering; (ii) the Acquisition Facility; and (iii) funds available under Crescent Point’s existing Credit Facilities. Crescent Point intends to issue the Acquisition Shares from treasury upon the Acquisition Closing. See “Consolidated Capitalization”, “Plan of Distribution” and “Use of Proceeds” in this Prospectus Supplement. The completion of the Acquisition is not contingent upon the completion of the Offering or the Acquisition Facility. If either of the Offering or the Acquisition Facility is not completed, Crescent Point intends to finance the Cash Consideration with additional borrowings.

The Acquisition Facility is being made available pursuant to a new credit agreement (the “Acquisition Facility Agreement”) to be entered into by the Corporation, a syndicate of lenders and The Bank of Nova Scotia, as administrative agent for the lenders. The Acquisition Facility will be made available by way of a single drawdown in Canadian dollars on the Acquisition Closing, and will mature on the earlier of the third anniversary of the Acquisition Closing and November 26, 2026 (the “Maturity Date”). Any undrawn availability under the Acquisition Facility will be automatically cancelled immediately after the Acquisition Closing. The interest rate applicable to loans outstanding under the Acquisition Facility will be the prime rate plus 200 basis points and adjusted term Canadian Overnight Repo Rate Average (CORRA) plus 300 basis points, as applicable.

The representations, warranties, covenants and events of default in the Acquisition Facility Agreement will be substantially consistent with the agreements governing the Corporation’s existing Credit Facilities, subject to certain additional material terms, including (a) a covenant limiting the ability of the Corporation in the third year of the Acquisition Facility (between the second anniversary of the Acquisition Closing and the Maturity Date), while the aggregate principal amount outstanding under the Acquisition Facility exceeds $375,000,000, to make distributions other than regularly scheduled dividends or distributions which, in each case, are not in excess of an amount equal to the product of: (i) an amount per share equal to the amount per share most recently paid by the Corporation as a regularly scheduled dividend on its Common Shares prior to the date on which this restriction becomes effective (which amount shall be adjusted downward to reflect any stock splits that occur at any time after such last payment of a regularly scheduled dividend), and (ii) the number of issued and outstanding Common Shares as of the Acquisition Closing (after taking into account the issuance of the Acquisition Shares) (on a non-diluted basis); and (b) a requirement that, within 45 days of the Acquisition Closing, the Corporation maintain certain commodity derivative contracts in respect of 30% of average forecasted daily aggregate oil and gas production per the most recent market guidance (net of royalties) approved by the Corporation’s board of directors (the “Board of Directors”) for a one-year period following the Acquisition Closing, at all times prior to the earlier of (i) the one-year anniversary of the Acquisition Closing and (ii) the date on which the aggregate principal amount outstanding under the Acquisition Facility is less than or equal to $250,000,000.

The principal amount of the Acquisition Facility will not be subject to amortization, but the Corporation will be required to prepay amounts outstanding under the Acquisition Facility with the proceeds from the issuance of debt securities, equity securities and asset dispositions, subject to customary carveouts and exceptions.

Further information regarding the existing Credit Facilities can be found in the Interim Financial Statements and Interim MD&A.

CONSOLIDATED CAPITALIZATION

The following table summarizes the Corporation’s consolidated capitalization as of September 30, 2023 on (i) an actual basis; (ii) an as adjusted basis to give effect to the Offering and the use of net proceeds therefrom; and (iii) a further adjusted basis to also give effect to the Acquisition and the funding thereof. Investors should read this table together with the Interim Financial Statements, which are incorporated by reference in this Prospectus Supplement.

	As at September 30, 2023(1)
	Actual	As adjusted after giving effect to the Offering and use of proceeds therefrom(2)(4)	As further adjusted after giving effect to the Offering and use of proceeds therefrom, the Acquisition Facility and the Acquisition and funding thereof(2)(3)(4)
Cash	$45.6	$45.6	$45.6
Loan Capital:
Credit Facilities(5)	$2,044.9	$1,065.0	$2,314.9
Acquisition Facility(6)	-	-	$750.0
Senior Notes(7)(8)	$903.0	$903.0	$903.0
Total Loan Capital:	2,947.9	1,968.0	3,967.9

Share Capital(9)	$16,158.7 (526,485,998 Common Shares)	$● (● Common Shares)	$● (● Common Shares)

Notes:

(1)	All amounts expressed in millions of Canadian dollars.

(2)	Also gives effect to the North Dakota Sale, which closed on October 24, 2023, and the application of the initial net proceeds of approximately $500 million received to-date therefrom to reduce amounts outstanding under the Credit Facilities.

(3)	Also gives effect to the repayment of an estimated $455 million of Hammerhead’s net debt (at Acquisition Closing) in connection with the Acquisition.

(4)	Amounts assume that the Over-Allotment Option is not exercised. If the Over-Allotment Option is exercised in full, the Share Capital would increase to $● (● Common Shares) after giving effect to the Offering, and $● (● Common Shares) after giving effect to Offering and the Acquisition. See “Use of Proceeds” and “Plan of Distribution”.

(5)	As at September 30, 2023, the Credit Facilities consisted of (a) combined revolving credit facilities of $2.76 billion, including a $2.26 billion syndicated unsecured credit facility and a $100 million unsecured operating credit facilities, both with a current maturity date of November 26, 2026, and (b) a $400 million syndicated unsecured revolving credit facility that matures on May 10, 2025.

(6)	As part of the financing for the Acquisition, on November 6, 2023 the Corporation entered into a commitment letter with The Bank of Nova Scotia, Bank of Montreal and Royal Bank of Canada to provide for the Acquisition Facility. The Acquisition Facility will consist of a three-year $750 million term loan facility and will be made available to Crescent Point pursuant to the Acquisition Facility Agreement.

(7)	Represents the Corporation’s senior guaranteed notes (the “Senior Notes”) outstanding. The Senior Notes are unsecured and rank pari passu with the Credit Facilities. The Senior Notes are denominated in U.S. dollars.

(8)	Converted from United States dollars to Canadian dollars based on the WM/Refinitiv noon rate on September 29, 2023 of US$1.00 = $1.3537.

(9)	Includes share issuance costs.

USE OF PROCEEDS

The Corporation will receive gross proceeds from the Offering of $500,000,000 ($575,000,000 if the Over-Allotment Option is exercised in full). The estimated net proceeds from the Offering to the Corporation after deducting the Underwriters’ Fee will be approximately $● ($● if the Over-Allotment Option is exercised in full). The estimated expenses of the Offering are $1,000,000, which will be paid by the Corporation.

The Corporation intends to use the net proceeds from the Offering to fund a portion of the total Cash Consideration for the Acquisition, and to pay related fees and expenses of the Offering and the Acquisition. See “The Acquisition”. Prior to the Acquisition Closing, the Corporation expects to use the net proceeds of the Offering to repay bank indebtedness temporarily.

The Offering is not contingent upon the completion of the Acquisition. As such, in the event that the Acquisition is not completed, the Corporation will use the net proceeds from the Offering for purposes other than for the Acquisition, including to reduce its existing indebtedness, finance future growth opportunities including acquisitions, finance its capital expenditures or for other general corporate purposes. The proceeds of any indebtedness repaid using the proceeds of this Offering were used principally to finance acquisitions, capital expenditures and general corporate purposes as generally described in the Corporation’s documents incorporated by reference herein. See “Risk Factors—Discretion in the Use of Proceeds”.

DESCRIPTION OF COMMON SHARES

General

As of the date of this Prospectus Supplement, the Corporation’s authorized share capital consists of an unlimited number of Common Shares. As at November 2, 2023, 524,794,451 Common Shares were issued and outstanding. In addition, the Corporation has in place: (i) a restricted share bonus plan dated July 2, 2009, as amended from time to time (the “Restricted Share Bonus Plan”), which is an incentive bonus compensation plan for eligible participants including directors, officers, employees and consultants of the Corporation and its affiliates; and (ii) a stock option plan dated effective as of January 3, 2018, as amended (the “Stock Option Plan”), which is an incentive stock option plan for eligible participants including officers and employees of the Corporation. As of November 2, 2023, there were 9,774,533 and 5,101,738 Common Shares reserved for issuance pursuant to the Restricted Share Bonus Plan and Stock Option Plan, respectively.

Each Common Share entitles its holder to receive notice of and to attend all meetings of the holders of Common Shares of the Corporation (the “Shareholders”) and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Corporation upon the liquidation, dissolution, bankruptcy or winding up of the Corporation or other distribution of its assets among its Shareholders for the purpose of winding up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any other shares having priority over the Common Shares.

Dividend Policy

The Corporation has established a dividend policy of paying regular dividends to Shareholders.

The amount of cash dividends to be paid on the Common Shares, if any, will be subject to the discretion of the Board of Directors and may vary depending on the prioritization of dividends within the Corporation’s capital allocation framework and a variety of factors, including the price of oil and gas, foreign exchange rates, market access, regulatory policies, the prevailing economic and competitive environment, results of operations, corporate debt levels and borrowing costs, leverage, liquidity, fluctuations in working capital, the taxability of Crescent Point, Crescent Point’s ability to raise capital and other conditions existing from time to time. There can be no guarantee that Crescent Point will maintain or change its dividend policy. See “Risk Factors – Risks Relating to Ownership of our Common Shares”.

In conjunction with the Acquisition but subject to the Acquisition Closing, the Corporation plans a 15% increase to the quarterly base dividend to $0.115 per Common Share, from $0.10 per Common Share previously. This dividend increase is subject to approval from the Board of Directors and the successful closing of the Acquisition. It is also expected to be effective in connection with the first quarter 2024 dividend, which is anticipated to be declared in early 2024 and is therefore expected to be payable to the holders of the Offered Shares if they continue to hold Offered Shares at such time.

The agreements governing the existing Credit Facilities and Senior Notes provide that distributions to Shareholders are not permitted if the Corporation is in default of such agreements or the payment of such distribution would cause a default. See notes to the Interim Financial Statements and Annual Financial Statements that are incorporated by reference herein for further details on the Credit Facilities and Senior Notes.

PRIOR SALES

The following table summarizes the issuances of Common Shares within the twelve month period prior to the date of this Prospectus Supplement, including all stock options and restricted share units exercisable or convertible into Common Shares issued pursuant to the Stock Option Plan and the Restricted Share Bonus Plan, respectively.

Date(s) of Issuance	Number of Common Shares	Issue Price per Common Share	Description of Transaction
November 7, 2022	14,931	$10.92	Stock Option Plan
November 8, 2022	14,880	$11.02	Stock Option Plan
November 24, 2022	897	$10.70	Stock Option Plan
January 3, 2023	1,507	$9.55	Restricted Share Bonus Plan
January 5, 2023	1,388	$9.55	Restricted Share Bonus Plan
January 11, 2023	4,380	$9.32	Stock Option Plan
January 20, 2023	1,779	$9.88	Stock Option Plan
January 20, 2023	20,000	$9.63	Stock Option Plan
March 31, 2023	16,533	$9.34	Stock Option Plan
April 3, 2023	718,399	$10.01	Restricted Share Bonus Plan
April 5, 2023	668,377	$10.01	Restricted Share Bonus Plan
April 5, 2023	12,983	$10.14	Stock Option Plan
April 10, 2023	10,027	$10.14	Stock Option Plan
April 13, 2023	159,406	$10.27	Stock Option Plan
April 18, 2023	40,000	$10.26	Stock Option Plan
April 19, 2023	8,215	$10.36	Stock Option Plan
April 20, 2023	7,196	$10.46	Stock Option Plan
April 21, 2023	37,161	$10.25	Stock Option Plan
June 5, 2023	20,000	$8.77	Stock Option Plan
July 4, 2023	1,693	$9.05	Restricted Share Bonus Plan
August 1, 2023	40,349	$10.55	Stock Option Plan
August 2, 2023	17,273	$10.74	Stock Option Plan
August 11, 2023	5,162	$11.23	Stock Option Plan
August 31, 2023	11,045	$10.96	Stock Option Plan
September 6, 2023	10,432	$11.40	Stock Option Plan
September 7, 2023	2,715	$11.54	Stock Option Plan
September 8, 2023	2,996	$11.64	Stock Option Plan
September 19, 2023	17,699	$11.47	Stock Option Plan
October 2, 2023	23,216	$10.81	Restricted Share Bonus Plan
October 4, 2023	21,437	$10.81	Restricted Share Bonus Plan

PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES

The outstanding Common Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol “CPG” on each stock exchange. The following table sets forth the price range and trading volume of the Common Shares as reported by the TSX and the NYSE, as applicable, for the periods indicated.

	Price Range
TSX	High	Low	Volume
	($)	($)	(000s)
2022
November	11.54	9.96	82,037
December	10.65	8.83	84,997

2023
January	10.22	8.64	77,066
February	10.09	8.93	100,987
March	10.07	7.73	170,792
April	10.54	9.67	94,266
May	10.02	8.50	74,361
June	9.46	8.32	85,273
July	10.94	8.69	90,232
August	11.49	10.55	59,550
September	11.70	10.65	56,985
October	11.62	10.16	61,599
November (1 to 3)	11.67	11.05	9,500

	Price Range
NYSE	High	Low	Volume
	(US$)	(US$)	(000s)
2022
November	8.61	7.38	177,460
December	7.94	6.46	131,835

2023
January	7.67	6.39	103,313
February	7.57	6.59	121,827
March	7.40	5.59	164,215
April	7.87	7.08	85,216
May	7.40	6.26	73,222
June	7.08	6.30	76,271
July	8.29	6.50	70,229
August	8.57	7.81	62,699
September	8.59	7.90	56,839
October	8.49	7.40	77,938
November (1 to 3)	8.53	7.96	10,985

PLAN OF DISTRIBUTION

The Offering consists of ● Common Shares at the Offering Price of $● per Common Share and up to an additional ● Common Shares at the Offering Price if the Over-Allotment Option is exercised in full.

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have agreed to purchase on November ●, 2023, or on such other date as may be agreed upon, but in any event no later than ●, 2023, subject to the terms and conditions contain therein, and the approval of certain legal matters, ● Common Shares in the aggregate for total consideration of $500,000,000 payable to the Corporation in cash against delivery of such Common Shares. The Underwriting Agreement provides that the Corporation will pay to the Underwriters an aggregate fee of $● ($● per Offered Share), in consideration for their services in connection with the Offering. The terms of the Offering, including the Offering Price, were determined by negotiation between the Corporation and the Underwriters.

The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, at the sole discretion of the Underwriters, at any time and from time to time until and including 30 days after the Closing Date, enabling them to purchase up to an additional ● Common Shares at a price of $● per Common Share. In respect of the Over-Allotment Option, the Corporation will pay to the Underwriters a fee of $● ($● per Common Share). If the Over-Allotment Option is exercised in full, the total Offering, the Underwriters’ Fee and the net proceeds to the Corporation (before deducting expenses of the Offering) will be approximately $575,000,000, $● and $●, respectively. This Prospectus Supplement qualifies the distribution of Common Shares pursuant to the Over-Allotment Option and a purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus Supplement regardless of whether the over-allocation position is filled through exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (a) there shall occur (i) any change (actual, contemplated or threatened) in the business, prospects, affairs, operations, assets, liabilities (contingent or otherwise), earnings, capital or ownership or condition (financial or otherwise) of the Corporation and its subsidiaries, taken as a whole, or to its knowledge, Hammerhead or the Acquisition, (ii) any change in any matter covered by a statement contained in this Prospectus Supplement, the Prospectus or the documents incorporated by reference therein, or (iii) any other fact, event or circumstance in respect of the Corporation or its subsidiaries, in either case, rendering this Prospectus Supplement, the Prospectus or the documents incorporated by reference herein or therein misleading or untrue in any material respect, would result in, among other things, any such documents containing a misrepresentation, would result in any such document not complying with any applicable Canadian securities laws, would reasonably be expected to have a significant effect on the market price or value of the Common Shares, (b) as a result of investigations after the date of the Underwriting Agreement, the Underwriters (or any one of them) become aware of any material information with respect to the Corporation which had not been publicly disclosed or disclosed to the Underwriters at or prior to the date of the Underwriting Agreement, which in their sole opinion, acting reasonably, would be expected to have a material adverse effect on the market price or value of the Common Shares or any other securities of the Corporation; and (c) if there should develop, occur or come into effect or existence any event, action, state, condition (including, without limitation, matters caused by, or related to or resulting from, COVID-19, but only to the extent there are material adverse developments related thereto after the date of the Underwriting Agreement) or major financial occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any law, regulation, inquiry or other occurrence of any nature which, in the reasonable opinion of the Underwriters (or any one of them), materially adversely affects, or will materially adversely affect, the Canada or the U.S. financial markets generally or the business, prospects, operations or affairs of the Corporation and its subsidiaries, taken as a whole or the market price or value of the Common Shares or any other securities of the Corporation. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees and each person who controls any Underwriter within the meaning of section 15 of the 1933 Act or section 20 of the Exchange Act against certain liabilities, claims, demands, losses, costs, damages and expenses.

The Offering Price is payable in Canadian dollars only. All of the proceeds of the Offering will be paid to the Corporation by the Underwriters in Canadian dollars based on the Canadian dollar Offering Price. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the price paid by the Underwriters to the Corporation. Notwithstanding any reduction by the Underwriters in the Offering Price, the Corporation will still receive a price of $● per Offered Share purchased by the Underwriters under this Prospectus Supplement.

The Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. The Corporation has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible into or exchangeable for Common Shares for a period of 90 days subsequent to the Closing Date without the consent of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., which consent shall not be unreasonably withheld or delayed. The Corporation has also agreed that it will use commercially reasonable efforts to enforce the terms of the Lock-up Agreements pursuant to which each Riverstone Entity shall agree not to sell the Common Shares which it receives upon the Acquisition Closing on the basis of (a) 50% of the Common Shares until three months after the Acquisition Closing; and (b) the remaining 50% of the Common Shares until six months after Acquisition Closing and will not release the Riverstone Entities from any of the lock-up restrictions without the prior written consent of the Co-Lead Underwriters, which consent will not be unreasonably withheld or delayed.

It is expected that the Corporation will arrange for the deposit of the Offered Shares distributed under this Prospectus Supplement in electronic form with CDS Clearing and Depository Services Inc. (“CDS”) or its nominee pursuant to the book-based system administered by CDS. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased. Purchasers of Offered Shares who are not issued a certificate evidencing the Offered Shares which are subscribed for by them at the Closing Date are entitled under the Business Corporations Act (Alberta) to request that a certificate be issued in their name. Such a request will need to be made through the CDS participant through whom the beneficial interest in the securities are held at the time of the request.

The Offering is being made concurrently in all provinces of Canada and the U.S. through the Underwriters directly or, if applicable, through their respective Canadian or U.S. registered broker-dealer affiliates or agents, as applicable. The Offering is being made concurrently in the U.S. and in all of the provinces of Canada pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Corporation has applied to the TSX and the NYSE to list the Offered Shares. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX and the NYSE. There can be no assurance that the Offered Shares will be accepted for listing on the TSX and the NYSE.

In connection with the sale of the Offered Shares, the Underwriters may receive compensation from the Corporation or from purchasers of the Offered Shares for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Offered Shares may be deemed to be underwriters and any commissions received by them from the Corporation and any profit on the resale of Offered Shares by them may be deemed to be underwriting commissions under the 1933 Act.

It is expected that delivery of the Offered Shares will be made against payment therefor on or about ●, 2023, which is the ● business day following the date hereof (such settlement cycle being referred to as “T+●”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Shares prior to the second business day immediately preceding the settlement date will be required, by virtue of the fact that the Offered Shares initially will settle in T+●, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

RELATIONSHIP AMONG THE CORPORATION AND CERTAIN UNDERWRITERS

Each of the Underwriters are each, directly or indirectly, an affiliate of a lender (collectively, the “Credit Facility Lenders”) to the Corporation under the Credit Facilities. Affiliates of each of the Underwriters (collectively, and together with the Credit Facility Lenders, the “Lenders”) have also agreed to co-underwrite the Acquisition Facility. In addition, each of the Underwriters or an affiliate thereof has acted as financial advisor to Crescent Point in connection with the Acquisition. Accordingly, the Corporation may be considered a “connected issuer” of each of the Underwriters under applicable Canadian securities laws.

The Credit Facilities consist of (a) combined revolving credit facilities of $2.76 billion, including a $2.26 billion syndicated unsecured credit facility and a $100 million unsecured operating credit facilities, both with a current maturity date of November 26, 2026, and (b) a $400 million unsecured revolving credit facility that matures on May 10, 2025. As at September 30, 2023, the Corporation was indebted to the Credit Facility Lenders for an aggregate amount of approximately $2.04 billion. The Corporation is in compliance with all material terms of the agreements governing the Credit Facilities, and the Credit Facility Lenders have not waived any material breach by the Corporation of such agreements since their execution. The financial position of the Corporation has changed substantially since the indebtedness under the Credit Facilities was incurred, as described in the Annual MD&A and Interim MD&A incorporated by reference in this Prospectus Supplement.

The decision to distribute the Offered Shares and the determination of the terms of the Offering were made through negotiations between the Corporation, on the one hand, and BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., each on its own behalf and on behalf of the other Underwriters, on the other. The Lenders did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this Offering, each of the Underwriters will receive its respective share of the Underwriters’ Fee payable by the Corporation.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business (including our business after giving effect to the Acquisition) are discussed in our AIF, Annual MD&A and Interim MD&A, and certain other documents incorporated by reference or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus, which risk factors are incorporated by reference in this Prospectus Supplement. Prospective purchasers of Offered Shares should consider carefully the risk factors set forth below, as well as the other information contained in and incorporated by reference in this Prospectus Supplement and in the Prospectus before purchasing the Offered Shares. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected.

Risks Related to the Acquisition

Discretion in the Use of Proceeds

The Offering is not contingent upon the completion of the Acquisition. Crescent Point currently intends to allocate the net proceeds from the Offering to fund a portion of the total Cash Consideration payable in respect of the Acquisition as described under “The Acquisition—Financing of the Acquisition” and “Use of Proceeds”. However, management of the Corporation will have discretion concerning the use of proceeds of the Offering and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds”, if it believes that it would be in the best interests of the Corporation to do so. As described under “The Acquisition”, completion of the Acquisition is subject to certain conditions and if the Acquisition is not completed for any reason, the net proceeds of the Offering will be used for other purposes, including to reduce the Corporation’s existing indebtedness, finance future growth opportunities including acquisitions, finance capital expenditures of the Corporation or for other general corporate purposes. As a result, investors will be relying on the judgment of management as to the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s results of operations may suffer.

Possible Delay or Non-Completion of the Acquisition

Closing of the Offering will occur before the Acquisition Closing, which is subject to the receipt of customary regulatory approvals and the satisfaction of various closing conditions (as further described under “The Acquisition—Overview”), one or more of which may not occur. The completion of the Acquisition is also subject to normal commercial risks, including that regulatory authorities may attach terms or conditions for approval or clearance of the Acquisition which adversely affect the Corporation’s ability to realize the anticipated benefits of, or complete the Acquisition. There is no certainty, nor can Crescent Point provide any assurance, that such conditions will be satisfied or, if satisfied, when such conditions will be satisfied, or that other events will not intervene to delay the completion of the Acquisition or result in the failure to close the Acquisition. Accordingly, by purchasing the Offered Shares, purchasers are investing in Crescent Point on a stand-alone basis and recognize that Crescent Point may not complete the Acquisition or realize the benefits expected from the completion thereof. Given the expected delay between closing of the Offering and completion of the Acquisition, there can be no assurance that intervening events which may adversely affect the expected benefits of the Acquisition.

The completion of the Offering is not conditional upon completion of the Acquisition, and therefore the issuance and sale of the Offered Shares will be completed regardless of whether the Acquisition is completed. Although certain information included in this Prospectus Supplement generally assumes consummation of the Acquisition, there are no assurances that the Acquisition will be consummated on the terms described herein or at all. If the Acquisition is not completed for any reason, Crescent Point will have issued a significant number of additional Common Shares, but will not have acquired the revenue generating interest that will be required to produce the earnings and cash flow anticipated as a result of the Acquisition. As a result, failure to complete the Acquisition could adversely affect Crescent Point’s per share metrics.

If the Acquisition is not completed for any reason, the Corporation could be subject to a number of risks that may adversely affect its business and the market price of the Common Shares, including: costs incurred in connection with the Acquisition such as legal, accounting and financial advisory fees; time and resources committed by our management to matters relating to the Acquisition could otherwise have been devoted to pursuing other beneficial opportunities; the market price of the Common Shares could decline to the extent that the current market price reflects an expectation that the Acquisition will be completed; the Corporation would not realize the anticipated benefits from the Acquisition; and the Corporation could be subject to litigation related to any failure to complete the Acquisition. If the Acquisition is not completed for any reason, these risks may materialize and adversely affect Crescent Point’s business, financial results and financial condition, as well as the price of the Common Shares.

Possible Failure to Realize Anticipated Benefits of the Acquisition

The Corporation is proposing to complete the Acquisition to realize certain benefits as described in “The Acquisition—Reasons for the Acquisition” and “—Pro Forma 2024 Outlook”. There can be no assurance that management of the Corporation will be able to fully realize some or all of the expected benefits of the Acquisition, including, among other things, those set forth in this Prospectus Supplement. Achieving the benefits of the Acquisition will depend in part on certain factors which are outside of the Corporation’s control. A variety of factors, including the risk factors set forth in this Prospectus Supplement and the documents incorporated by reference herein, may also adversely affect the likelihood that the anticipated benefits of the Acquisition may be realized by the Corporation or that they will occur within the anticipated time periods. Realization of the anticipated benefits of the Acquisition will also depend in part on management’s ability to successfully achieve the anticipated growth opportunities and synergies from the Acquisition.

Expectations of synergies as described in this Prospectus Supplement should not be viewed as a representation that the Corporation will in fact achieve these synergies over such anticipated period or at all. The Corporation continues to evaluate its estimates of the synergies to be realized from the Acquisition and to refine them and, as such, the actual synergies, expenses required to realize the synergies and the sources of the synergies could differ from the Corporation’s current estimates. Likewise, the Corporation’s current expectation regarding accretion from the Acquisition is based on preliminary estimates which may materially change. The Corporation could encounter additional costs or encounter other factors which could cause dilution to the Corporation’s earnings per share or decrease or delay the anticipated accretive effect of the Acquisition.

Further, while management of the Corporation anticipates that certain expenses will be incurred, such expenses are difficult to estimate accurately, and may exceed current estimates. Accordingly, the benefits from the Acquisition may be offset by unexpected costs incurred or delays in integrating Hammerhead’s business and assets, which could cause the financial and operating assumptions with respect to the Acquisition to be inaccurate.

Potential Undisclosed Liabilities Associated with the Acquisition

In connection with the Acquisition, there may be liabilities that the Corporation failed to discover or was unable to quantify in the Corporation’s due diligence which the Corporation conducted prior to the execution of the Arrangement Agreement, and the Corporation may not be indemnified for some or all of these liabilities.

Additional Indebtedness

The Corporation anticipates funding a portion of the total Cash Consideration payable under the Acquisition by way of incurring additional indebtedness under the Credit Facilities and incurring new indebtedness under the Acquisition Facility. There is no guarantee that the Corporation will be able to complete the Acquisition Facility, in which case the Corporation may not be able to complete the Acquisition, and may require the Corporation to pay a break fee to Hammerhead, all of which could lead to a material adverse effect on the business, financial and operating results of the Corporation and the value of the Common Shares. The completion of the Acquisition is not contingent upon the completion of the Offering or the Acquisition Facility. If either of the Offering or the Acquisition Facility is not completed, Crescent Point intends to finance the Cash Consideration with additional borrowings.

Any additional indebtedness incurred by the Corporation under the Credit Facilities and the Acquisition Facility will increase the amount of interest payable by the Corporation from time to time until such indebtedness is repaid, and could have adverse consequences for the Corporation, including: it will increase interest expenses and may reduce profitability; it may limit the Corporation’s ability to make investments and execute on future plans, growth projects and business strategies while meeting ongoing cash needs or obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; certain of the Corporation’s indebtedness are at variable interest rates and expose the Corporation to the risk of increased interest rates; it may limit the Corporation’s ability to adjust to changing market conditions; it may limit the Corporation’s ability to declare and pay dividends; the Corporation may be vulnerable to a downturn in general economic conditions; and it may make it more difficult for the Corporation to satisfy its debt covenants or meet leverage ratios with respect to its existing indebtedness. The Corporation may also need to find additional sources of financing to repay outstanding indebtedness (including after giving effect to additional advances or drawdowns under existing credit facilities). The Corporation may be required to refinance, restructure or otherwise amend some or all of its indebtedness, sell assets or raise additional capital through issuances of equity. In such circumstances, there can be no guarantee that the Corporation would be able to obtain such financing on terms acceptable to it or at all, or that any such restructuring, asset sales or issuances of equity could be accomplished or, if accomplished, would raise sufficient funds to meet such obligations.

Dilution from Issuance of Acquisition Shares

The Corporation intends to issue ● million Acquisition Shares as partial satisfaction of the Purchase Price for the Acquisition. The issuance of the Acquisition Shares will dilute existing holders of Common Shares, including purchasers of the Offered Shares.

Nature of Transactions

Acquisitions of oil and gas companies are based in large part on engineering, environmental and economic assessments made by the acquiror, independent engineers and consultants. These assessments include a series of assumptions regarding such factors as operational performance, status of and impact of policy, legislation and regulations and effective tax rates. Many of these factors are subject to change and are beyond Crescent Point’s control. All such assessments involve a measure of engineering, environmental and regulatory uncertainty that could result in lower revenue or higher operating or capital expenditures than anticipated.

Integration of Hammerhead

Although the Corporation expects to realize certain benefits as a result of the Acquisition, there is a possibility that, following the Acquisition, the Corporation will be unable to successfully integrate Hammerhead and the Hammerhead Assets into its operations in order to realize all or some of the anticipated benefits of the Acquisition or may be unable to do so within the anticipated timeframe.

The Corporation expects to implement certain operational improvements and cost-savings initiatives following the completion of the Acquisition. Any cost-savings that the Corporation realizes from such efforts may differ materially from the Corporation’s current estimates. In addition, any cost-savings that the Corporation realizes may be offset, in whole or in part, by reductions in revenues or through increases in other expenses. The Corporation’s operational improvements and cost-savings plans are subject to numerous risks and uncertainties that may change at any time.

To effectively integrate Hammerhead’s business, operations and assets into its current operations, Crescent Point must establish appropriate operational, administrative, finance, management systems and controls and marketing functions relating to Hammerhead. These efforts, together with the ongoing integration following the Acquisition, will require substantial attention from Crescent Point’s management. This diversion of management attention, as well as any other difficulties which Crescent Point may encounter in completing the Acquisition and integration process, could have an adverse effect on Crescent Point’s business, financial condition, results of operations and cash flows. There can be no assurance that Crescent Point will be successful in integrating Hammerhead’s business, operations or assets or that the expected benefits of the Acquisition will be realized in full or in part.

The Corporation expects to incur a number of costs associated with completing the Acquisition and integrating the Hammerhead Assets into existing operations. The substantial majority of such costs will be non-recurring expenses resulting from the Acquisition and will consist of transaction costs related to the Acquisition, facilities and systems consolidation costs. Additional unanticipated costs may be incurred in the integration of the Hammerhead Assets into the Corporation’s existing operations.

Litigation and Public Attitude towards the Acquisition

The Corporation may be exposed to litigation from customers, suppliers, Shareholders, or other third-parties in connection with the Acquisition. Such litigation may have an adverse impact on the Corporation’s business and results of operations or may cause disruptions to the Corporation’s operations. Even if any such claims are without merit, defending against these claims can result in substantial costs and divert the time and resources of management.

Furthermore, public attitudes towards the Acquisition could result in negative press coverage and other adverse public statements affecting the Corporation. Adverse press coverage and other adverse statements could negatively impact the ability of the Corporation to achieve the benefits of the Acquisition or take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Risks Relating to Hammerhead’s Business

Business Operations

The risk factors set forth in our AIF, Annual MD&A and Interim MD&A relating to our business and operations apply equally in respect of the business and operations of Hammerhead.

Risk Related to the Offering and Ownership of the Common Shares

The Common Shares may be subject to price and volume fluctuations, and the market price for the Common Shares following the Offering may drop below the Offering Price.

Securities markets experience considerable price and volume volatility, which may be unrelated to the operating performance of Crescent Point or the affected companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade suggests that the trading price of the Common Shares may continue to be volatile. These fluctuations may affect the price of the Common Shares following an offering, and the market price of the Common Shares may drop below the offering price. As a result of this volatility, you may not be able to sell your Offered Shares at or above the Offering Price.

Dividends on Crescent Point’s Common Shares are variable.

Dividends may be increased, rescheduled, reduced or eliminated in the sole discretion of the Board of Directors. For example, dividends may be reduced or eliminated during periods in which we make debt repayments using cash flow, which could also affect the market price of our Common Shares. To the extent that we use cash flow to reduce debt, finance acquisitions, development costs and other significant expenditures, the net cash flow the Corporation receives that is available for dividends to Shareholders will be reduced. Hence, the timing and amount of capital expenditures may affect the amount of net cash flow received by the Corporation and, as a consequence, the amount of cash available to distribute to Shareholders. Therefore, dividends may be reduced, rescheduled or even eliminated, at times when debt repayment is prioritized, or significant capital or other expenditures are made.

The Board of Directors has the discretion to determine the extent to which cash flow from Crescent Point will be allocated to the payment of debt service charges as well as the repayment of outstanding debt, including under the Credit Facilities and the Acquisition Facility. As a consequence, the amount of funds used to pay debt service charges or reduce debt will reduce the amount of cash available for dividends to Shareholders during those periods in which funds are so retained.

While the Corporation expects that its dividends will be increased by 15% as a result of the Acquisition, the Board of Directors may determine in connection with the Acquisition not to increase dividends by that amount or at all, or even if the Corporation’s dividends are increased, the increase may not be sustainable.

The Corporation may issue additional Common Shares in the future which may dilute the holdings of existing holders of Common Shares, including holders of Offered Shares purchased hereunder.

The Corporation may issue additional Common Shares, which may dilute existing holders of Common Shares, including purchasers of the Offered Shares. The Corporation may also issue debt securities that have priority over holders of other Securities with respect to payment in the event of an insolvency or winding-up of the Corporation. Shareholders will have no pre-emptive rights in connection with any such further issuances. The Corporation’s Board of Directors has the discretion to determine the price and terms of any issuances of Common Shares.

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose Fulbright Canada LLP, Canadian counsel to the Corporation, and McCarthy Tétrault LLP, Canadian counsel to the Underwriters, based on the current provisions of the Tax Act and provided that, at the relevant time, the Offered Shares are listed on a “designated stock exchange” (which currently includes the TSX and the NYSE), the Offered Shares would be, if issued on the date of this Prospectus Supplement, a qualified investment for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, a registered education savings plan (“RESP”),a tax-free savings account (“TFSA”) or a first home savings account (“FHSA”) (each as defined in the Tax Act).

Notwithstanding the foregoing, if the Offered Shares are a “prohibited investment” (as defined in the Tax Act) for a particular trust governed by a RRSP, RRIF, RESP, RDSP, TFSA, or FHSA, the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the RDSP, TFSA or FHSA, as the case may be, will be subject to a penalty tax under the Tax Act with respect to the Offered Shares held by such trust. The Offered Shares generally will not be a prohibited investment for these purposes provided that the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the RDSP, TFSA or FHSA, as the case may be, (i) deals at arm’s length with the Corporation for purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Offered Shares generally will not be a “prohibited investment” for a trust governed by a RRSP, RRIF, RESP, RDSP, TFSA or FHSA if the Offered Shares are “excluded property” (as defined in the Tax Act) for such trust.

Prospective investors should consult their own tax advisors regarding whether the Offered Shares would be a prohibited investment for their RRSP, RRIF, RDSP, RESP, TFSA or FHSA in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Norton Rose Fulbright Canada LLP, Canadian counsel to Crescent Point, and McCarthy Tétrault LLP, Canadian counsel to the Underwriters, the following is, as of the date of this Prospectus Supplement, a fair summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a purchaser who acquires as beneficial owner Offered Shares pursuant to the Offering or the exercise of the Over-Allotment Option and who, at all relevant times, for purposes of the Tax Act, deals at arm’s length and is not affiliated with Crescent Point or the Underwriters, and acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold, and is not deemed to use or hold, the Offered Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement”, or a “synthetic disposition arrangement”, each as defined in the Tax Act; (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act; or (vii) that is exempt from tax under Part I of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this Prospectus Supplement, the Prospectus, the provisions of the Tax Act and the Income Tax Regulations (Canada) (the “Regulations”) in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or by a group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their Canadian tax advisors with respect to the consequences of acquiring Common Shares.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Holders Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Offered Shares might not otherwise be capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined in the Tax Act) held by such Resident Holder in the taxation year of the election or in any subsequent taxation year, deemed to be capital property. Resident Holders considering making such election should first consult their own tax advisors.

Taxation of Dividends

Dividends received or deemed to be received on an Offered Share by a Resident Holder are required to be included in computing the Resident Holder’s income for purposes of the Tax Act. Dividends received or deemed to be received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a “taxable Canadian corporation” (as defined in the Tax Act). To the extent that Crescent Point designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. Crescent Point has, by notice on its website, indicated that all dividends paid by it will be designated as eligible dividends until a notification of change is posted on its website.

Dividends received or deemed to be received by a Resident Holder who is an individual (other than certain trusts) may give rise to liability for alternative minimum tax under the Tax Act. The 2023 Canadian Federal Budget included proposals to amend the alternative minimum tax rules in the Tax Act. Tax Proposals relating to such proposals were released on August 4, 2023 and such Tax Proposals, if adopted, may affect the liability of a Resident Holder for alternative minimum tax. Resident Holders who are individuals should consult their own tax advisors in this regard.

Dividends received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), which is defined to include any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Tax Proposals, announced on August 9, 2022 would, if enacted, extend the liability for such tax on “aggregate investment income” (as defined in the Tax Act) to a Resident Holder that is or is deemed to be a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to the Tax Proposals) at any time in the relevant taxation year. Any such Resident Holder should consult with their own advisors in this regard.

Disposition of Offered Shares

Upon a disposition or a deemed disposition of an Offered Share (other than in a tax-deferred transaction or a disposition to Crescent Point that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Share to the Resident Holder immediately before the disposition or deemed disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to the Offering will, at any particular time, be determined by averaging the cost of such Offered Share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time, if any.

Generally, one half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in the taxation year of disposition, in each case in accordance with the rules contained in the Tax Act. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against net taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard.

Capital gains realized by a Resident Holder that is an individual (other than certain trusts) may give rise to liability for alternative minimum tax under the Tax Act. The 2023 Canadian Federal Budget included proposals to amend the alternative minimum tax rules in the Tax Act. Tax Proposals relating to such proposals were released on August 4, 2023 and such Tax Proposals, if adopted, may affect the liability of a Resident Holder for alternative minimum tax. Resident Holders who are individuals should consult their own tax advisors in this regard.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Offered Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Offered Shares, or a partner of a partnership or a beneficiary of a trust that is itself a member of a partnership or a beneficiary of a trust that directly or indirectly, through one or more partnerships or trusts, owns Offered Shares.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act), may be liable to pay a tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), which is defined to include an amount in respect of taxable capital gains. Tax Proposals, announced on August 9, 2022 would, if enacted, extend the liability for such tax on “aggregate investment income” (as defined in the Tax Act) to a Resident Holder that is or is deemed to be a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to the Tax Proposals) at any time in the relevant taxation year. Any such Resident Holders should consult with their own advisors in this regard.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold (and is not deemed to use or hold) the Offered Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

This part of the summary is not applicable to a Non-Resident Holder whose Offered Shares are or are deemed to be “taxable Canadian property” for purposes of the Tax Act. Provided that the Offered Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and the NYSE) at a particular time, the Offered Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding that time: (i) 25% or more of the issued shares of any class or series of Crescent Point’s capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Offered Shares was derived, directly or indirectly, from one or any combination of (a) real or immovable property situated in Canada, (b) Canadian resource properties (for the purposes of the Tax Act), (c) timber resource properties (for the purposes of the Tax Act), and (d) options or interest, or for civil law purposes, rights, in respect of any such property, whether or not such property exists. A Non-Resident Holder’s Offered Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by Crescent Point to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid or credited, or deemed to be paid or credited to or derived by a person who is the beneficial owner of the dividend and is resident in the U.S. for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Offered Shares.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain material U.S. federal income tax considerations to U.S. Holders (as herein defined) under present U.S. federal income tax laws of the acquisition, ownership, and disposition of the Offered Shares. For purposes of this discussion, a “U.S. Holder” generally means a beneficial owner of the Offered Shares that is, for U.S. federal income tax purposes, any of the following:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the laws of, the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

THIS DISCUSSION IS INCLUDED HEREIN AS GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular U.S. Holder in light of that U.S. Holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular U.S. Holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws, such as:

●	insurance companies;

●	tax-exempt organizations;

●	banks and other financial institutions;

●	brokers or dealers in securities or currencies;

●	regulated investment companies;

●	real estate investment trusts;

●	persons that hold Offered Shares as part of a straddle, hedge, appreciated financial position, conversion transaction or other risk reduction strategy;

●	persons that hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code;

●	persons liable for alternative minimum tax;

●	persons that have a “functional currency” other than the U.S. dollar;

●	persons that generally mark their securities to market for U.S. federal income tax purposes;

●	persons that own, directly, indirectly or constructively, 10% or more of our common stock (by vote or value) for U.S. federal income tax purposes; and

●	certain U.S. expatriates.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Offered Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any such partner or partnership should consult its tax advisor as to the particular U.S. federal income tax considerations of holding Offered Shares.

Cash Distributions

Subject to the application of the PFIC (as herein defined) rules discussed below, a U.S. Holder that receives a cash distribution with respect to an Offered Share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian tax withheld from such distribution) to the extent of the Corporation’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds the Corporation’s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in such Offered Shares and thereafter will be treated as gain from the sale or exchange of such Offered Shares. The Corporation does not currently expect to calculate its earnings and profits under United States federal income tax principles and cannot provide U.S. Holders with such information. Therefore, U.S. Holders should expect the entire amount of a cash distribution received to be treated as a dividend as described above.

The U.S. dollar value of any distribution on Offered Shares made in Canadian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such distribution by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, such U.S. Holder generally will have a tax basis in such Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Such tax basis will be used to measure gain or loss from a subsequent conversion or other disposition of the Canadian dollars. Any gain or loss on a subsequent conversion or other taxable disposition of such Canadian dollars generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Cash distributions on Offered Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Offered Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. Special rules apply in determining the amount allowable to be claimed as a foreign tax credit with respect to excess distributions received by a U.S. Holder from a PFIC. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

If, as expected, Offered Shares are readily tradable on an established U.S. securities market within the meaning of the Code or (if Offered Shares are not so tradable) if the Corporation is eligible for benefits under the Treaty, and if certain holding period and other requirements are met, including that the Corporation is not a PFIC for the taxable year or the immediately preceding taxable year, dividends received by non-corporate U.S. Holders will be “qualified dividend income” to such U.S. Holders. Qualified dividend income received by a non-corporate U.S. Holder (including an individual) from the Corporation will be subject to U.S. federal income tax at preferential rates.

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the Offered Shares, subject to certain limitations and exceptions.

Sale, Exchange or Other Taxable Disposition of Offered Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of an Offered Share. The amount of gain or loss will equal the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in such Offered Share. Such capital gain or loss generally will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other taxable disposition, the Offered Share was held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special adverse tax rules may apply to U.S. Holders if the Corporation is treated as a “passive foreign investment company” (“PFIC”), under United States federal income tax rules at any time during a U.S. Holder’s holding period in such holder’s Offered Shares. A non-U.S. corporation is treated as a PFIC if during any taxable year, 75% or more of its gross income consists of certain types of “passive” income, or 50% or more of its assets are “passive assets.” The Corporation believes that it was not a PFIC in 2022, and the Corporation does not expect to become a PFIC in 2023 or any subsequent year. Furthermore, the Corporation has no reason to believe it has been a PFIC in any taxable year prior to 2022. However, because this determination is made annually at the end of such taxable year and is dependent upon a number of factors, some of which are beyond the Corporation’s control, there can be no assurance that the Corporation will not become a PFIC in any taxable year or that the IRS will agree with the Corporation’s conclusion regarding its PFIC status. If the Corporation is a PFIC in any taxable year, U.S. Holders could suffer adverse consequences, including being subject to increased tax liability (generally including an interest charge) upon the receipt of certain distributions treated as “excess distributions” or the possible characterization of gain from the sale, exchange or other taxable disposition of Offered Shares as ordinary income. U.S. Holders are urged to consult their own tax advisors regarding the adverse United States federal income tax consequences of owning stock of a PFIC.

Backup Withholding Tax and Information Reporting

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other taxable disposition of Offered Shares, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on an IRS Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on IRS Form W-9 or any successor form may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS on a timely basis.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, generally, if the aggregate value of all of such assets exceeds US$50,000 on the last day of the tax year. U.S. Holders should also be aware that if the Corporation were a PFIC, they would generally be required to file IRS Form 8261 during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

INTERESTS OF EXPERTS

Certain legal matters relating to Canadian law in connection with the offering of Offered Shares pursuant to this Prospectus Supplement have been passed upon on behalf of Crescent Point by Norton Rose Fulbright Canada LLP, Calgary, Alberta, Canada. In addition, certain legal matters in connection with the offering of the Offered Shares pursuant to this Prospectus Supplement have been passed upon by on behalf of the Underwriters by McCarthy Tétrault LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Underwriters’ Canadian and U.S. counsel, respectively.

The partners and associates of Norton Rose Fulbright Canada LLP, as a group, and the partners and associates of McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

PricewaterhouseCoopers LLP has advised that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

Information relating to Crescent Point’s reserves in certain documents incorporated by reference in this Prospectus Supplement was derived from a reserves report prepared for Crescent Point by McDaniel as independent qualified reserves evaluators. As of the date of this Prospectus Supplement, the designated professionals, as such term is defined under applicable securities legislation, of McDaniel, in each case, as a group beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants. They have prepared an independent auditor’s report dated March 1, 2023 in respect of our audited annual consolidated financial statements for the year ended December 31, 2022, comprising our consolidated balance sheets as at December 31, 2022 and December 31, 2021 and the consolidated statements of comprehensive income, shareholders’ equity and cash flows for the years then ended and the related notes, and which are incorporated by reference herein.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form prospectus has been filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice President, General Counsel and Corporate Secretary of Crescent Point Energy Corp. at Suite 2000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, (telephone (403) 693-0020), and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 3, 2023

CRESCENT POINT ENERGY CORP.

Common Shares
Warrants
Subscription Receipts
Debt Securities

Crescent Point Energy Corp. (“Crescent Point”, the “Corporation”, “we”, “us” or “our”) may from time to time offer and issue: (i) common shares (“Common Shares”); (ii) warrants to purchase Common Shares or other securities (“Warrants”); (iii) subscription receipts, each of which, once purchased, will entitle the holder to receive, upon satisfaction of certain release conditions, and for no additional consideration, one Common Share (“Subscription Receipts”); or (iv) bonds, debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “debt securities”), (the Common Shares, Warrants, Subscription Receipts and debt securities are collectively referred to herein as the “Securities”), or any combination thereof, during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined at the time of sale set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). The Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined herein). See “Well-Known Seasoned Issuer”.

We are permitted, under the multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein by reference, if any, have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to financial statements of United States companies. See “About this Prospectus”.

Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Certain data relating to our oil and gas reserves included in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See “Note Relating to Reserves Disclosure”.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of Alberta, that all of Crescent Point’s officers and most of Crescent Point’s directors are residents of Canada, that some or all of the experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States. See “Enforceability of Civil Liabilities”.

Investment in the Securities involves certain risks that should be considered by a prospective purchaser. See “Risk Factors” along with the risk factors described in the applicable Prospectus Supplement pertaining to a distribution of Securities and the risk factors described in the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement.

No underwriter, agent or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The specific terms of any offering of Securities will be set forth in a Prospectus Supplement or Prospectus Supplements including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered by the Corporation and the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price (in the event the offering is a non-fixed price distribution); (ii) in the case of Warrants, the designation, number and terms of the Common Shares or other securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, the currency or currency unit in which the Warrants are issued and any other specific terms of the Warrants; (iii) in the case of the Subscription Receipts, the number of Subscription Receipts offered, the offering price, the terms, conditions and procedures for the conversion of such Subscription Receipts into Common Shares and any other specific terms of the Subscription Receipts; and (iv) in the case of debt securities, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency or currency unit, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to our other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any interest payment date(s), covenants, events of default, any terms of redemption, any conversion or exchange rights and any other specific terms of the debt securities. We reserve the right to include in a Prospectus Supplement specific terms pertaining to the Securities that are not within the options and parameters set forth in this Prospectus, provided that any debt securities will not be specified derivatives or asset-backed securities. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained or incorporated by reference in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the applicable Prospectus Supplement and only for the purposes of the distribution of the Securities to which the applicable Prospectus Supplement pertains.

Our Common Shares are listed on both the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”), in each case under the symbol “CPG”. Unless otherwise specified in the applicable Prospectus Supplement, the Warrants, Subscription Receipts and debt securities will not be listed on any securities or stock exchange. There is currently no market through which the Warrants, Subscription Receipts or debt securities may be sold and purchasers may not be able to resell such Warrants, Subscription Receipts or debt securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of such Warrants, Subscription Receipts or debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, Subscription Receipts or debt securities, and the extent of issuer regulation. Investing in the Securities involves risks. See “Risk Factors” in this Prospectus and in any applicable Prospectus Supplement.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. Crescent Point may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by Crescent Point in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the public offering price, any fees, discounts or other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be increased or decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to us. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Subject to applicable laws, in connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), the underwriters, dealers or agents may over-allot or effect transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at a level other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

James E. Craddock is a director of the Corporation who resides outside of Canada and he has appointed the following agent for service of process:

Name and Address of Agent

Crescent Point Energy Corp.

Suite 2000, 585 - 8th Avenue SW,

Calgary, AB T2P 1G1

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

The head and principal office of the Corporation is located at Suite 2000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1 and the registered office is located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

ABOUT THIS PROSPECTUS

Unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to “Crescent Point”, the “Corporation”, “we”, “us” and “our” mean Crescent Point Energy Corp. and its subsidiaries including any partnership of which the Corporation or any of its subsidiaries are partners. Unless otherwise specified, all financial information included and incorporated by reference in this Prospectus has been prepared in accordance with IFRS, and, unless otherwise stated, all dollar amounts are expressed in Canadian dollars, and references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

We may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings. Each time we offer and sell Securities we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement with additional information described under the heading “Where You Can Find More Information”.

Crescent Point has filed with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) a registration statement on Form F-10 relating to the offering of the Securities, of which this Prospectus forms part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus to the extent required under applicable securities laws.

Prospective purchasers should rely only on the information contained in this Prospectus, any applicable Prospectus Supplement(s) and the documents incorporated by reference herein. We have not authorized anyone to provide prospective purchasers with any information different than the information contained or incorporated by reference in this Prospectus or any applicable Prospectus Supplement or any other information included in the registration statement of which this Prospectus forms a part. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. Prospective purchasers should not assume that the information contained or incorporated by reference in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date of this Prospectus, the applicable Prospectus Supplement and the applicable documents incorporated by reference herein as our business, operating results, financial condition and prospects may have changed since that date.

Information on or connected to our website, even if referred to in a document incorporated by reference herein, is not, and should not be considered to be, a part of this Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice President, General Counsel and Corporate Secretary of Crescent Point at Suite 2000, 585 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1G1, telephone (403) 693-0020. These documents are also available electronically via the System for Electronic Document Analysis and Retrieval + (“SEDAR+”), which can be accessed at www.sedarplus.ca.

We file with the securities commission or authority in each of the provinces of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. Our filings are also electronically available from the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus. As of the date hereof, the following documents, filed with the securities commission or similar authority in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in the Prospectus:

(a)	the Corporation’s annual information form dated March 1, 2023 for the year ended December 31, 2022 (the “AIF”);

(b)	the audited consolidated balance sheets of the Corporation as at December 31, 2022 and 2021 and the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, together with the notes thereto and the auditors’ report thereon (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of the Corporation for the year ended December 31, 2022 (the “Annual MD&A”);

(d)	the unaudited interim consolidated financial statements of the Corporation as at and for the three and nine month periods ended September 30, 2023 (the “Interim Financial Statements”);

(e)	management’s discussion and analysis of the Corporation as at and for the three and nine month periods ended September 30, 2023 (the “Interim MD&A”);

(f)	the information circular – proxy statement of the Corporation dated April 6, 2023 with respect to the annual meeting of the shareholders of the Corporation held on May 18, 2023;

(g)	our material change report dated April 6, 2023 (the “Spartan Acquisition MCR”) in connection with the asset sale agreement entered into by the Corporation’s wholly-owned partnership, Crescent Point Resources Partnership (the “Partnership”), with Spartan Delta Corp. (“Spartan”) pursuant to which the Partnership acquired Spartan’s Montney assets in Alberta for total consideration of $1.7 billion, subject to customary closing adjustments; and

(h)	our material change report dated September 1, 2023 (together with the Spartan Acquisition MCR, the “MCRs”) in connection with the purchase and sale agreement entered into by the Corporation’s wholly-owned subsidiary, Crescent Point Energy U.S. Corp. (“CPEUS”), with a private operator pursuant to which CPEUS sold its North Dakota assets in their entirety for total cash consideration of approximately $675 million (the “North Dakota Sale”).

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) of the Canadian Securities Administrators, including any annual information form, audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports), business acquisition reports and any press release containing financial information for periods more recent than the most recent annual or interim financial statements filed by us with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Prospectus and prior to the termination of any distribution period of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on SEDAR+. In addition, for the purposes of United States securities laws, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this Prospectus, shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary in order to make a statement not misleading in light of the circumstances under which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Any “template version” of “marketing materials” (as those terms are defined under applicable Canadian securities laws) that are utilized in connection with the distribution of Securities under this Prospectus and any applicable Prospectus Supplement(s) will be filed on SEDAR+. In the event that such marketing materials are filed after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Upon a new annual information form and related audited annual consolidated financial statements and management’s discussion and analysis being filed by the Corporation with, and where required, accepted by, the applicable securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, (i) the previous annual information form, the previous annual audited consolidated financial statements and related management’s discussion and analysis, (ii) all interim unaudited consolidated financial statements and related management’s discussion and analysis, all material change reports and all business acquisition reports filed by the Corporation prior to the commencement of the Corporation’s financial year in respect of which the new annual information form is filed, and (iii) any business acquisition report for acquisitions completed since the beginning of the financial year in respect of which the new annual information form is filed (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business or related business operations are incorporated into the Corporation’s current annual audited consolidated financial statements) shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim unaudited consolidated financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities in Canada during the term of this Prospectus, all interim unaudited consolidated financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new information circular relating to an annual meeting of shareholders being filed by the Corporation with applicable securities regulatory authorities in Canada subsequent to the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, the information circular for the preceding annual meeting of shareholders and any other information circular filed by the Corporation prior to the commencement of the Corporation’s financial year in respect of which the new information circular is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of offers and sales of Securities under this Prospectus.

One or more Prospectus Supplements containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of any such Prospectus Supplement solely for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference in this Prospectus include certain statements that constitute “forward-looking statements” within the meaning of section 27A of the 1933 Act, section 21E of the Exchange Act and the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” for the purposes of Canadian securities regulation (collectively, “forward-looking statements”). All forward-looking statements are based on our beliefs and assumptions based on information available at the time the assumption was made. Crescent Point has tried to identify such forward-looking statements by use of such words as “could”, “should”, “can”, “believe”, “will”, “may”, “intends”, “discontinues”, “estimates” and other similar expressions, but these words are not the exclusive means of identifying such statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Crescent Point believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this Prospectus or, if applicable, as of the date specified in this Prospectus.

In particular, this Prospectus contains forward-looking statements pertaining to, among other things, the Corporation potentially issuing securities (including Securities) other than pursuant to this Prospectus, and to information that is expected to be set forth in any Prospectus Supplement.

By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks and assumptions discussed in our documents incorporated or deemed to be incorporated by reference.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point’s control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events and climate change; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine and conflicts in the Middle East; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on health and safety, demand for oil and gas, and the supply chain; and other factors, many of which are outside the control of Crescent Point, including those listed under “Risk Factors” in this Prospectus. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as each of these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in the AIF on file with Canadian and U.S. securities regulatory authorities (including our Annual Report on Form 40-F and Annual MD&A). Prospective purchasers are cautioned not to place undue reliance on the forward-looking information, which is given as of the date it is expressed in this Prospectus (or, in the case of a document incorporated by reference, the date of such document incorporated by reference). We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Corporation’s behalf are expressly qualified in their entirety by these cautionary statements.

This cautionary statement qualifies all forward-looking information contained in this Prospectus or incorporated by reference in this Prospectus.

SPECIAL NOTE REGARDING RESERVES DISCLOSURE

We are required to disclose reserves in accordance with Canadian securities law requirements and certain of the disclosure in the documents incorporated by reference in this Prospectus, including in our AIF and the MCRs, includes reserves information disclosed in compliance with these requirements.

The securities regulatory authorities in Canada have adopted National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. The oil and natural gas reserves contained in the documents incorporated by reference in this Prospectus have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States or other foreign disclosure standards. NI 51-101 requires oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and proved plus probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. For example, the SEC generally permits oil and gas issuers, in their filings with the SEC, to disclose only “proved reserves” (as defined in the SEC rules), but permits the optional disclosure of “probable reserves” (as defined in the SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves, each as defined in NI 51-101. Accordingly, “proved reserves” and “probable reserves” disclosed in the documents incorporated by reference herein may not be comparable to US standards, and in the documents incorporated by reference herein, Crescent Point has disclosed reserves designated as “proved plus probable reserves”. Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed in the documents incorporated by reference herein estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the month price for each month within the 12-month period prior to the end of the reporting period. Consequently, Crescent Point’s reserve estimates and production volumes in the documents incorporated by reference herein may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts.

Where applicable, a barrels of oil equivalent (“boe”) conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Statement of Reserves Data and Other Oil and Gas Information” in our AIF, which is incorporated by reference herein.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Business Corporations Act (Alberta). Most of our directors, all of our officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and substantially all of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Norton Rose Fulbright Canada LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Norton Rose Fulbright Canada LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.

CRESCENT POINT ENERGY CORP.

The Corporation is an oil and gas exploration, development and production company. The Corporation is a conventional oil and gas producer with assets strategically focused in properties comprised of high quality, long life, operated, light and medium crude oil, natural gas liquids and natural gas reserves in Western Canada. The crude oil and natural gas properties and related assets generating income for the benefit of the Corporation are located in the provinces of Saskatchewan, Alberta and Manitoba.

The head and principal office of the Corporation is located at Suite 2000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1 and its registered office is located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

CONSOLIDATED CAPITALIZATION

Except as described below, there have been no material changes in the consolidated share and loan capitalization of Crescent Point since September 30, 2023.

On October 24, 2023, the Corporation received the first installment of proceeds from the North Dakota Sale, which installment was approximately $500 million, and applied these proceeds against amounts outstanding under its unsecured credit facilities.

USE OF PROCEEDS

Specific information about our use of the net proceeds from an offering of Securities will be set forth in the Prospectus Supplement for that offering. We may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

EARNINGS COVERAGE

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to any offering and sale of debt securities pursuant to this Prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations applicable to an investor acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain United States federal income tax considerations applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

Prospective purchasers should consult their own tax advisors prior to deciding to purchase any Securities.

RISK FACTORS

In addition to the risk factor set forth below, additional risk factors relating to our business are discussed in our AIF, Annual MD&A and Interim MD&A, and certain other documents incorporated by reference or deemed to be incorporated by reference in this Prospectus, which risk factors are incorporated by reference in this Prospectus. Prospective purchasers of Securities should consider carefully the risk factor set forth below, as well as the other information contained in and incorporated by reference in this Prospectus and in the applicable Prospectus Supplement before purchasing Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected.

There is an absence of a public market for the Warrants, Subscription Receipts and debt securities and there can be no assurance as to the liquidity of the trading market for such Securities or that a trading market for such Securities will develop.

Prior to an offering, there will be no public market for the Warrants, Subscription Receipts and debt securities and we may not apply for a listing of such Securities on any securities exchange. As a result, purchasers may not be able to resell such Securities. If such Securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. The absence of a public market for such Securities may affect the pricing of such Securities in the secondary market, if any such market develops, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. There can be no assurance as to the liquidity of any trading market of such Securities or that a trading market for such Securities will develop.

PLAN OF DISTRIBUTION

The plan of distribution with respect to an offering of Securities under this Prospectus will be described in the Prospectus Supplement for the applicable distribution of Securities.

AGENT FOR SERVICE OF PROCESS IN CANADA

James E. Craddock is a director of the Corporation who resides outside of Canada. Mr. Craddock has appointed Crescent Point, Suite 2000, 585 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1G1, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

CANADIAN WELL-KNOWN SEASONED ISSUER

The securities regulatory authorities in each of the provinces and territories of Canada have adopted a series of substantively harmonized blanket orders, including Alberta Securities Commission Blanket Order 44-501 Re Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers, 2021 ABASC 180 and the Alberta Securities Commission Variation of Blanket Order 44-501 Re Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers, 2023 ABASC 79 (collectively with the equivalent local blanket orders in each of the other provinces and territories of Canada, as extended, amended or varied, the “WKSI Blanket Orders”). This Prospectus has been filed by the Corporation in reliance on upon the WKSI Blanket Orders, which permit a “well-known seasoned issuer” or “WKSI” to file a final short form base shelf prospectus as the first public step in an offering and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

INTERESTS OF EXPERTS

As of the date of this Prospectus, the partners and associates of Norton Rose Fulbright Canada LLP as a group beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

PricewaterhouseCoopers LLP has advised that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

Information relating to our reserves in certain documents incorporated by reference in this Prospectus was derived from reserves report prepared by McDaniel & Associates Consultants Ltd. as independent qualified reserves evaluators. As of the date of this Prospectus, the designated professionals, as such term is defined under applicable securities legislation, of McDaniel & Associates Consultants Ltd., as a group beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

Unless otherwise specified in the applicable Prospectus Supplement, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon on behalf of Crescent Point by Norton Rose Fulbright Canada LLP, Calgary, Alberta, Canada. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants. They have prepared an independent auditor’s report dated March 1, 2023 in respect of our audited annual consolidated financial statements for the year ended December 31, 2022 (comprising our consolidated balance sheets as at December 31, 2022 and December 31, 2021 and the consolidated statements of comprehensive income, shareholders’ equity and cash flows for the years then ended and the related notes) and the effectiveness of internal control over financial reporting as at December 31, 2022, and which are incorporated by reference herein.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed under “Where You Can Find More Information” in this Prospectus;

•	the consent of our auditor, PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm;

•	the consent of our Canadian counsel, Norton Rose Fulbright Canada LLP;

•	the consents of our independent qualified reserves evaluators, McDaniel & Associates Consultants Ltd.; and

•	powers of attorney from our directors and officers.

CRESCENT POINT ENERGY CORP.

$500,000,000

Common Shares

PROSPECTUS SUPPLEMENT

November   , 2023